From: Steven J Corso [mailto:stevenjcorso63@gmail.com]
Sent: Thursday, February 09, 2012 11:04 AM
To: Morris, Richard
Subject: Re: Necessary Disclosures for Laidlaw Energy Group, Inc.'s Recent Form 10 Filing

mr morris please note in the engagement letter than corso and company was not the registered pcaob firm as i indicated to you we never progressed to that point for a registered pcaob firm to opine or be engaged on the financials-in fact there were disagreements of accounting treatment on issues but it is not my role as the non registered firm to respond

From: Steven J Corso [mailto:stevenjcorso63@gmail.com]
Sent: Thursday, February 09, 2012 6:18 PM
To: Morris, Richard
Subject: your letter

Mr. Morris

I have checked with my counsel in the matter of Laidlaw

I do believe as a matter of law you are incorrect in requesting a letter from me related to the 10k filing

Corso and Company as indicated in the engagement letter was not the pcaob registered firm and represented that upon its completion of the accounting work it would work with a registered firm

As i indicated there were many problems during this process and in fact many disagreements related to accounting treatment of certain transactions

Regardless of that Laidlaw needs to go back to its last registered firm for perhaps any letter related to an 8k not to me-Corso and company was not issuing any opinion on the fairness of the financials-it was preparing the accounting records for audit-

In fact when i received the first records the company did not utilize an integrated accounting software or system that is required required

I believe if you check the regulations you can  confirm this

The proper trail would be for Laidlaw if it feels it is required, to have the last registered firm respond

Sincerely

Sincerely